Exhibit 99.1

NEWS

Starfield Reports Results for Third Quarter Of Fiscal 2008

Toronto, Ontario- January 11, 2008- Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced financial results for the third quarter of its 2008 fiscal year were filed on SEDAR.

For the three months ended November 30, 2007, Starfield incurred costs of exploration and exploration equipment totaling $5.2 million, and $10.8 million for the nine months ended November 30, 2007. Excluding the cost of settlement and termination of previously signed investor relations contracts, administrative outlays amounted to $0.7 million for the quarter and $2.6 million for the nine months ended November 30, 2007.

The increase in exploration costs was primarily a result of a 19 hole fall drilling program at the Ferguson Lake property. During December 2007 the company received and press released assay lab results from the first five holes. The company expects to receive all the remaining drill-hole assays over the next few weeks and, depending on timely receipt of assays, to provide full details in early February.

The Company had cash reserves of $13.6 million and working capital of $13.2 million at quarter end, compared to $506,000 and negative $1.9 million in fiscal 2007 respectively.

More information, the interim financial statements and management’s discussion and analysis for the third quarter are available on the Company’s website and on SEDAR.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium-Cobalt property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

Connie Anderson	André J. Douchane	Greg Van Staveren
Investor Relations	President and CEO	Chief Financial Officer
Starfield Resources Inc.	Starfield Resources Inc.	Starfield Resources Inc.
416-860-0400 ext. 228	416-860-0400 ext. 222	416-860-0400
canderson@starfieldres.com	adouchane@starfieldres.com	gvanstaveren@starfieldres.com

www.starfieldres.com

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